NEWS RELEASE November 29, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

HIGH GRADE GOLD RETURNED FROM DRILLING AT SKOONKA CREEK, BRITISH COLUMBIA

Almaden Minerals Ltd. (“Almaden”; AMM: TSX) is pleased to announce that results have been received from Strongbow Exploration Inc. (“Strongbow”; SBW: TSXV) of an exploration drilling program on the Skoonka Creek property which is located less than 10 km from the Trans Canada Highway and Canadian National Railway line, and approximately three hours by car from Vancouver in southern British Columbia. The drilling was highlighted by an intersection grading 18.4 grams per tonne (g/t) gold over 12.8 metres (0.537 ounces/ton over 42 feet) confirming the presence of high grade gold mineralization on the Skoonka Creek gold property. Strongbow is earning an up to 60% interest in Almaden’s 100% owned Skoonka Creek property through spending and share issuances and is the operator on the project. The following results were received from Strongbow and this news release is paraphrased from that made by Strongbow November 28, 2005.

A track mounted drilling rig was used to complete an eleven hole, 1257 m exploration drilling program over a three week period in October. Seven of the NQ drill holes tested the along strike and down dip potential of the JJ vein system, where previous hand trenching had returned up to 19.3 g/t gold over 3.4 m. Strongbow has informed Almaden that this drilling has successfully traced gold mineralization over a strike length of 350 m, intersecting alteration and quartz veining typical of low sulphidation epithermal gold systems. Highlight assay results from these seven holes are summarized as follows:

DDH	Angle	From (m)	To (m)	Interval[1] (m)	Assay[2] (g/t Au)
SC-003	-45	38.60	57.59	18.99	1.38
Including		48.70	49.70	1.00	13.9
SC-004	-80	39.58	46.80	7.22	1.10
Including		39.58	41.65	2.07	2.87
SC-005	-45	34.44	36.82	2.38	3.92
		43.15	44.75	1.60	12.1
		78.20	79.36	1.16	4.52
SC-006	-80	61.40	65.50	4.10	6.41
Including		64.25	65.5	1.25	12.7
		77.90	78.90	1.00	1.23
SC-007	-45	17.85	19.05	1.20	1.27
		20.74	24.05	3.31	23.5
Including		20.74	22.31	1.57	47.8
		25.15	28.30	3.15	0.92
SC-008	-80	16.90	17.70	0.80	2.87
		28.90	41.70	12.80[3]	18.4
Including		28.90	29.67	0.77	28.6
And		32.89	35.80	2.91	49.5
Including		33.65	34.95	1.30	107.1
And		40.95	41.70	0.75	91.6
SC-009	-45	25.70	28.90	3.20	1.99

1Strongbow reports that current geological interpretations of the mineralized system are preliminary and therefore true widths of mineralization are uncertain. However the true widths of the reported intervals are estimated to be 90-100% and 50-70% of the reported intervals for holes drilled at -45 degrees and -80 degrees, respectively;

2Strongbow reports that all reported assays are uncut;

3Strongbow reports that this interval includes 5.04m of apparently barren, un sampled core.

The JJ quartz vein system displays good strike and down dip continuity, with visible gold identified in several of the drill holes. Drill holes SC-003 through SC-008 were drilled on three sections located 50 m apart for a total strike length of 100 m. Holes SC-007 and SC-008 were located on the middle section and tested the down dip potential of the vein system immediately beneath the highest grade trench results. The results of these two holes indicate that gold values and width of mineralization appear to improve with depth, as demonstrated by the results from hole SC-008, which, if averaged to include 5.04 m of apparently barren, unsampled rocks between veins, returns 18.4 g/t over 12.8 m. Drill hole SC-009 was located 300 m west of holes SC-007 and -008. Geophysical and soil geochemical anomalies coincident with the vein system indicate the host structure to the mineralization may remain open along strike, extending off the present limits of the 700 m long ground grid.

Clay alteration associated with the JJ vein system is locally very intense and several of the drill holes suffered significant core loss. This was particularly the case for drill holes SC-004 and SC-009, two holes for which generally lower grade gold assays are reported, where upwards of 50% of the mineralized interval was not recovered. Future drilling will focus on ensuring complete recovery of the drill core through the mineralized zone.

The remaining four holes of the drill program tested gold in soil and geophysical anomalies located subparallel to the JJ vein system. Each of these drill holes intersected variably intense clay alteration accompanied by anomalous gold values, in some cases over widths in excess of 10 metres. Gold assays within these intervals were typically less than 1 g/t.

The drilling program was the first ever conducted on the 10,160 hectare property which is part of the emerging Spences Bridge Gold Belt. The property area is bounded to the west, south and east by the Fraser and Thompson Rivers, where the discovery of placer gold in gravel bars adjacent to the Skoonka Creek property ignited the Fraser River gold rush of the late 1850’s. Anomalous regional stream silt and soil samples from the property led to the discovery of the JJ epithermal vein system by Almaden in 2004. Additional detailed and regional work completed by Strongbow in 2005 identified a number of new target areas within the property and also further defined the on strike continuity and geophysical character of the JJ showing.

The 2005 exploration program at Skoonka Creek was conducted under the supervision of David Gale, P.Geo. (BC) Vice-President of Exploration for Strongbow and a qualified person under NI 43-101. A quality assurance/quality control program is in place for the Skoonka Creek property, with the insertion of standard, blank and field duplicate samples into the sample stream. All samples from the drilling program were split with one half the core submitted to Global Discovery Laboratories of Vancouver, BC for analysis. All gold analyses reported in this release were completed using standard fire assay procedures with selected sample pulps submitted to Acme Analytical Laboratories of Vancouver, BC to confirm assay results reported by Global Discovery. Samples returning significant gold values have been submitted for metallic screen assays, with results of this work pending at the time of this release.

Strongbow is presently working to earn up to a 60% interest in the Skoonka Creek property from Almaden Minerals Ltd. by incurring $4 million in exploration expenditures and making certain share issuances over a 6 year period. Almaden’s management is extremely encouraged by these initial drilling results and believes them to be representative of a significant epithermal gold vein system. Almaden currently has 15 active joint ventures, including 10 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.